Ruck Sox, LLC (the "Company") a North Carolina Company

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Ruck Sox, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (9142) - 1	18,197.27
Total Bank Accounts	**$18,197.27**
Other Current Assets	
Raw Materials	3,418.00
Total Other Current Assets	**$3,418.00**
Total Current Assets	**$21,615.27**
TOTAL ASSETS	**$21,615.27**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Partner distributions	-510.00
Partner investments	26,114.00
Retained Earnings	
Net Income	-3,988.73
Total Equity	**$21,615.27**
TOTAL LIABILITIES AND EQUITY	**$21,615.27**

Ruck Sox, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (9142) - 1	375.49
Total Bank Accounts	**$375.49**
Other Current Assets	
Inventory	10,658.04
Inventory Asset	6,716.33
Raw Materials	9,855.84
Total Other Current Assets	**$27,230.21**
Total Current Assets	**$27,605.70**
TOTAL ASSETS	**$27,605.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Cash(TM) (1007) - 2	0.00
Total Credit Cards	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Opening balance equity	7,506.25
Partner distributions	-510.00
Partner investments	32,839.00
Retained Earnings	-3,988.73
Net Income	-8,240.82
Total Equity	**$27,605.70**
TOTAL LIABILITIES AND EQUITY	**$27,605.70**

Ruck Sox, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	61.02
Total Income	**$61.02**
Cost of Goods Sold	
Shipping	95.83
Total Cost of Goods Sold	**$95.83**
GROSS PROFIT	**$ -34.81**
Expenses	
Advertising & marketing	2,070.00
General business expenses	
Bank fees & service charges	30.00
Uniforms	220.21
Total General business expenses	**250.21**
Legal & accounting services	
Legal fees	750.00
Total Legal & accounting services	**750.00**
Meals	19.11
Office expenses	
Software & apps	105.60
Total Office expenses	**105.60**
Uncategorized Expense	734.00
Total Expenses	**$3,928.92**
NET OPERATING INCOME	**$ -3,963.73**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	25.00
Total Vehicle expenses	**25.00**
Total Other Expenses	**$25.00**
NET OTHER INCOME	**$ -25.00**
NET INCOME	**$ -3,988.73**

Ruck Sox, LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	18,914.31
Total Income	**$18,914.31**
Cost of Goods Sold	
Cost of goods sold	
Supplies & materials - COGS	6,102.96
Total Cost of goods sold	**6,102.96**
Shipping	1,469.04
Total Cost of Goods Sold	**$7,572.00**
GROSS PROFIT	**$11,342.31**
Expenses	
Advertising & marketing	9,445.41
Listing fees	373.00
Social media	1,250.00
Website ads	119.88
Total Advertising & marketing	**11,188.29**
Contributions to charities	577.45
General business expenses	
Bank fees & service charges	220.62
Uniforms	104.87
Total General business expenses	**325.49**
Legal & accounting services	
Accounting fees	1,900.00
Legal fees	1,230.00
Total Legal & accounting services	**3,130.00**
Meals	392.21
Meals with clients	117.99
Team meals	229.77
Total Meals	**739.97**
Office expenses	30.98
Office supplies	412.04
Software & apps	898.93
Total Office expenses	**1,341.95**
Travel	143.50
Airfare	1,520.80
Hotels	195.24
Vehicle rental	382.92
Total Travel	**2,242.46**
Total Expenses	**$19,545.61**
NET OPERATING INCOME	**$ -8,203.30**

Ruck Sox, LLC

Profit and Loss

January - December 2023

	TOTAL
Other Income	
Credit card rewards	4.01
Total Other Income	**$4.01**
Other Expenses	
Vehicle expenses	
Parking & tolls	41.53
Total Vehicle expenses	**41.53**
Total Other Expenses	**$41.53**
NET OTHER INCOME	**$ -37.52**
NET INCOME	**$ -8,240.82**

Ruck Sox, LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,988.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Raw Materials	-3,418.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,418.00**
Net cash provided by operating activities	**$ -7,406.73**
FINANCING ACTIVITIES	
Partner distributions	-510.00
Partner investments	26,114.00
Net cash provided by financing activities	**$25,604.00**
NET CASH INCREASE FOR PERIOD	**$18,197.27**
CASH AT END OF PERIOD	**$18,197.27**

Ruck Sox, LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-8,240.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-10,658.04
Inventory Asset	-6,716.33
Raw Materials	-6,437.84
Blue Business Cash(TM) (1007) - 2	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-23,812.21**
Net cash provided by operating activities	**$ -32,053.03**
FINANCING ACTIVITIES	
Opening balance equity	7,506.25
Partner investments	6,725.00
Net cash provided by financing activities	**$14,231.25**
NET CASH INCREASE FOR PERIOD	**$ -17,821.78**
Cash at beginning of period	18,197.27
CASH AT END OF PERIOD	**$375.49**

Ruck Sox, LLC
Statement of Changes in Equity

Particulars	2023	2022
Partner Investments - Opening Balance	0	0
Partner Investments - Additional	$6,725	$26,114
Partner Distributions	($510)	($510)
Retained Earnings - Opening Balance	($3,989)	0
Net Income	($8,241)	($3,989)
Total Equity	**$27,606**	**$21,615**

Einstein Studios Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Ruck Sox, LLC (the "Company") is a corporation organized in March 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.